Exhibit 99.1

AFFIMED N.V.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Affimed N.V.

Unaudited consolidated statements of comprehensive income / (loss) (in € thousand)

		For the three months ended		For the six months ended
		June 30		June 30
	Note	2019	2018	2019	2018
Revenue	3	4,008	150	15,361	682

Other income – net		197	49	283	38
Research and development expenses		(11,545)	(7,149)	(19,532)	(13,545)
General and administrative expenses		(2,342)	(2,164)	(4,776)	(4,202)

Operating income / (loss)		(9,682)	(9,114)	(8,664)	(17,027)

Finance income / (costs) – net	4	(654)	1,100	180	811

Income / (loss) before tax		(10,336)	(8,014)	(8,484)	(16,216)

Income taxes		(4)	—	(4)	(1)

Income / (loss) for the period		(10,340)	(8,014)	(8,488)	(16,217)

Other comprehensive income / (loss)
Items that will not be reclassified to profit or loss
Equity investments at fair value OCI – net change in fair value	5	(49)	406	24	211

Other comprehensive income / (loss)		(49)	406	24	211

Total comprehensive income / (loss)		(10,389)	(7,608)	(8,464)	(16,006)

Earnings / (loss) per share in € per share (undiluted = diluted)		(0.17)	(0.13)	(0.14)	(0.28)
Weighted number of common shares outstanding		62,439,363	62,390,068	62,434,734	58,614,053

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Consolidated statements of financial position (in € thousand)

		June 30,	December 31,
	Note	2019	2018
		(unaudited)
ASSETS
Non-current assets
Intangible assets		168	56
Leasehold improvements and equipment		1,960	1,414
Long term financial assets	5	3,849	3,825
Right-of-use assets	2	653	—
		6,630	5,295

Current assets
Cash and cash equivalents		63,987	94,829
Financial assets	6	23,726	13,974
Trade and other receivables		1,471	1,429
Inventories		330	260
Other assets		2,973	387
		92,487	110,879

TOTAL ASSETS		99,117	116,174

EQUITY AND LIABILITIES
Equity
Issued capital		624	624
Capital reserves		240,235	239,055
Fair value reserves		2,618	2,594
Accumulated deficit		(210,632)	(202,144)
Total equity	7	32,845	40,129

Non current liabilities
Borrowings	10	323	1,690
Contract liabilities		39,138	37,512
Lease liabilities		246	—
Total non-current liabilities		39,707	39,202

Current liabilities
Trade and other payables		7,541	9,425
Provisions	9	1,440	—
Borrowings	10	3,552	3,083
Lease liabilities		377	—
Contract liabilities		13,655	24,335
Total current liabilities		26,565	36,843

TOTAL EQUITY AND LIABILITIES		99,117	116,174

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Unaudited consolidated statements of cash flows (in € thousand)

		For the six months ended
		June 30
	Note	2019	2018
Cash flow from operating activities
Income / (loss) for the period		(8,488)	(16,217)
Adjustments for the period:
- Income taxes		4	1
- Depreciation and amortisation		423	199
- Net gain from disposal of leasehold improvements and equipment		(9)	—
- Share based payments	8	1,167	937
- Finance income / costs – net	4	(180)	(811)
		(7,083)	(15,891)
Change in trade and other receivables		228	88
Change in inventories		(70)	(26)
Change in other assets		(2,586)	(1,159)
Change in trade, other payables, provisions and contract liabilities		(9,484)	1,970
Cash used in operating activities		(18,995)	(15,018)
Interest received		188	58
Paid interest		(134)	(196)
Net cash used in operating activities		(18,941)	(15,156)

Cash flow from investing activities
Purchase of intangible assets		(142)	(26)
Purchase of leasehold improvements and equipment		(755)	(298)
Cash received from the sale of leasehold improvements and equipment		—	1
Cash paid for investments in financial assets		(35,262)	—
Cash received from maturity of financial assets		25,748	—
Net cash used for investing activities		(10,411)	(323)

Cash flow from financing activities
Proceeds from issue of common shares		13	25,042
Transaction costs related to issue of common shares		—	(1,686)
Proceeds from borrowings	10	562	—
Repayment of lease liabilities		(206)	—
Repayment of borrowings	10	(1,649)	(1,500)
Cash flow from financing activities		(1,280)	21,856

Exchange-rate related changes of cash and cash equivalents		(210)	1,198
Net changes to cash and cash equivalents		(30,632)	6,377
Cash and cash equivalents at the beginning of the period		94,829	39,837
Cash and cash equivalents at the end of the period		63,987	47,412

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Unaudited consolidated statements of changes in equity (in € thousand)

			Capital	Fair Value	Accumulated	Total
	Note	Issued capital	reserves	reserves	deficit	equity

Balance as of January 1, 2018		468	213,778	7,325	(182,667)	38,904
Issue of common shares		156	23,190			23,346
Equity-settled share based payment awards	8		937			937
Loss for the period					(16,217)	(16,217)
Other comprehensive income				211		211
Balance as of June 30, 2018		624	237,905	7,536	(198,884)	47,181

Balance as of January 1, 2019		624	239,055	2,594	(202,144)	40,129

Exercise of share based payment awards			13			13
Equity-settled share based payment awards	8		1,167			1,167
Loss for the period					(8,488)	(8,488)
Other comprehensive income				24		24

Balance as of June 30, 2019		624	240,235	2,618	(210,632)	32,845

The Notes are an integral part of these consolidated financial statements.

1.     Reporting entity

Affimed N.V. is a Dutch company with limited liability (naamloze vennootschap) and has its corporate seat in Amsterdam, the Netherlands.  The consolidated financial statements are comprised of Affimed N.V., and its controlled (and wholly owned) subsidiaries Affimed GmbH, Heidelberg, Germany, AbCheck s.r.o., Plzen, Czech Republic, Affimed Inc., Delaware, USA and AbCheck Inc., Delaware, USA (together “Affimed”, “the Company“ or the “Group”).

Affimed is a clinical-stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies. The Group’s product candidates are developed in the field of immuno-oncology, which represents an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. Affimed has its own research and development programs, strategic collaborations and service contracts, where the Group is performing research services for third parties.

2.     Basis of preparation and changes to Group’s accounting policies

Statement of compliance

The interim financial statements for the three and six months ended June 30, 2019 and 2018 have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with Affimed N.V.’s annual consolidated financial statements as of December 31, 2018.

The interim financial statements were authorized for issuance by the management board on August 7, 2019.

Critical judgments and accounting estimates

The preparation of the interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these interim financial statements, the critical judgments made by management in applying the Company’s accounting policies were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2018 except for the following:

As a result of the first-time adoption of IFRS 16 on January 1, 2019, the Company recognized right-of-use assets of €0.7 million. The right-of-use model requires management to make significant judgements related to extension and termination options as well as the applied discount rate.

In the second quarter of 2019, Affimed decided to terminate the Phase 1 clinical program of AFM11, a CD19/CD3‑targeting bispecific T cell engager as a part of its strategic plans. The Group’s obligations to third parties related to the termination of the program were estimated to be €1.4 million (see note 9).

Functional and presentation currency

These interim financial statements are presented in Euro, which is the Company’s functional currency. All financial information presented in Euro has been rounded to the nearest thousand (abbreviated €) or million (abbreviated € million).

Significant accounting policies

The accounting policies applied by the Company in these interim financial statements are the same as those applied by the Company in its consolidated financial statements as at and for the year ended December 31, 2018 with the exception of new amendments to standards and new or amended interpretations applied for the first time as described below.

New standards and interpretations applied for the first time

The following amendments to standards and new or amended interpretations are effective for annual periods beginning on or after January 1, 2019, and have been applied (if relevant) in preparing these financial statements:

Standard/interpretation	Effective Date

IFRS 16 Leases	January 1, 2019
Amendments to IFRS 9: Prepayment Features with Negative Compensation	January 1, 2019
Amendments to IAS 28: Long-term Interests in Associates and Joint Ventures	January 1, 2019
Annual Improvements to IFRS Standards 2015‑2017 Cycle	January 1, 2019
Amendments to IAS 19: Plan Amendment, Curtailment or Settlement	January 1, 2019
IFRIC 23 Uncertainty over Income Tax Treatments	January 1, 2019

Affimed has applied IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application is recognized in retained earnings as of January 1, 2019. Accordingly, any comparative information presented for any periods in 2018 has not been restated – i.e. it is presented, as previously reported, under IAS 17 and related interpretations. The nature and effect of the application of IFRS 16 are summarized below. The other amendments had no effect on the interim consolidated financial statements of the Company.

The new standard specifies how to recognize, measure, present and disclose lease agreements. The standard provides a single lessee accounting model, requiring lessees to recognize right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments. Lessor accounting remains similar to previous accounting policies.

Under IAS 17, Affimed determined at contract inception whether an arrangement was or contained a lease under IFRIC 4 ´Determining Whether an Arrangement contains a Lease´. Under IFRS 16, Affimed now assesses whether a contract is or contains a lease based on the new definition of a lease. This definition says that a contract is or contains a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

Transition

On transition to IFRS 16, Affimed elected to apply the practical expedient to grandfather the assessment of which transactions are leases. It applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were previously not identified as leases were not reassessed.

As a lessee, Affimed previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership. Under IFRS 16, Affimed recognizes right-of-use assets and lease liabilities for most leases – i.e. these leases are on-balance sheet.

At transition, for leases classified as operating leases under IAS 17, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Company’s incremental borrowing rates for similar assets as of January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

However, Affimed has elected not to recognize right-of-use assets and lease liabilities for some short-term leases (leases with less than 12 months of lease term). Lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

Affimed presents right-of-use assets in a separate line item from the line item “Leasehold improvements and equipment” that presents other assets of the same nature that Affimed owns. The carrying amounts of right-of-use assets are below.

January 1 to June 30, 2019		Carrying amount
	Buildings	Cars	Total
Balance as of January 1, 2019	695	22	717
Balance as of June 30, 2019	638	15	653

Significant Accounting Policies

Affimed recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, Affimed’s incremental borrowing rate. Generally, Affimed uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

Affimed has applied judgement to determine the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether Affimed is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized.

Impacts on Transition

On transition to IFRS 16, the Company recognized additional right-of-use assets, including property, plant and equipment and additional lease liabilities. The impact on transition is summarized below.

January 1, 2019
Right-of-use assets	717
Lease liabilities	717

The Group discounted lease payments using a weighted average discount rate of 4.05% as of January 1, 2019.

In relation to those leases under IFRS 16, Affimed has recognized depreciation and interest costs, instead of operating lease expense. During the six months ended June 30, 2019, the Group recognized depreciation expense for right-of-use assets of €174 and interest cost related to the lease liability of €12 instead of operating lease expense of €186.

The transition between operating lease commitments disclosed applying IAS 17 as of December 31, 2018 and the lease liabilities recognized in the statement of financial position at the date of initial application, January 1, 2019, is shown below.

January 1, 2019
Operating lease commitment as of December 31, 2018	1,154
Recognition exemption for short-term leases	(98)
Payments for incidental rental costs and other rental payments (Not part of the lease)	(312)
Discounting using the incremental borrowing rate as of January 1, 2019	(27)
Lease liabilities as of January 1, 2019	717

Fair Value Measurement

All assets and liabilities for which fair value is recognized in the interim financial statements are classified in accordance with the following fair value hierarchy, based on the lowest level input parameter that is significant on the whole for fair value measurement:

•	Level 1 – Prices for identical assets or liabilities quoted in active markets (non-adjusted)
•	Level 2 – Measurement procedures, in which the lowest level input parameter significant on the whole for fair value measurement is directly or indirectly observable for on the market
•	Level 3 – Measurement procedures, in which the lowest level input parameter significant on the whole for fair value measurement is not directly or indirectly observable for on the market

The carrying amount of all trade and other receivables, certificates of deposit, cash and cash equivalents, trade and other payables and provisions is a reasonable approximation of the fair value and therefore, information about the fair values of those financial instruments has not been disclosed. The measurement of the fair value of the shares held by the Group and note disclosure for the fair value of a loan (financial liability) is based on level 2 measurement procedures (see notes 5 and 10).

New standards and interpretations not yet adopted

The following standards, amendments to standards and interpretations are effective for annual periods beginning after December 31, 2018 and have not been applied in preparing these consolidated financial statements.

Standard/interpretation	Effective Date

Amendments to References to the Conceptional Framework	January 1, 2020
Amendments to IAS 1 and IAS 8: Definition of Material	January 1, 2020

3.     Revenue

Collaboration agreement The Leukemia & Lymphoma Society (LLS)

Affimed is party to a collaboration with LLS to fund the development of a specific product candidates (immune cell engagers). Under the terms of the agreement, LLS has agreed to contribute up to $4.4 million contingent upon the achievement of certain milestones.

In the event that the research and development is successful, Affimed must proceed with commercialization of the licensed product. If Affimed decides for business reasons not to continue the commercialization, Affimed must at its option either repay the amount funded or grant a license to LLS to enable LLS to continue with the development program. In addition, LLS is entitled to receive royalties from Affimed based on the Group’s future revenue from any licensed product, with the amount of royalties not to exceed three times the amount funded.

In June 2016, the research funding agreement with LLS was amended to reflect a shift to the development of combination therapeutic approaches so that the milestones relate primarily to the development of a combination therapy.

During the six months ended June 30, 2018, the Company recognized revenue totalling €0.2 million.

Collaboration with Genentech Inc.

In August 2018, Affimed entered into a strategic collaboration agreement with Genentech Inc., headquartered in South San Francisco, USA. Under the terms of the agreement, Affimed will develop novel NK cell engager-based immunotherapeutics to treat multiple cancers. The Genentech agreement became effective at the beginning of October 2018. Affimed received $96.0 million (€83.2 million) in initial upfront and committed funding on October 31, 2018. In the second quarter of 2019, the Group received a payment upon achievement of a preclinical milestone.

The Group recognized €3.7 and €14.3 million as revenue during the three and six months ended June 30, 2019 and an amount of €52.5 million in contract liabilities as of June 30, 2019, which will be recognized as revenue in subsequent periods.

Under the terms of the agreement, Affimed is eligible to receive up to an additional $5.0 billion over time, including payments upon achievement of specified development, regulatory and commercial milestones. Affimed is also eligible to receive royalties on any potential sales.

Research service agreements

AbCheck has entered into certain research service agreements. These research service agreements provide for non-refundable upfront technology access research funding or capacity reservation fees and milestone payments. The Company recognized €0.3 million and €1.1 million, respectively, as revenue in the three and six months ended June 30, 2019 (2018: €0.2 and €0.5 million).

Contract balances

The following table provides information about receivables and contract liabilities from contracts with customers.

	June 30, 2019	December 31, 2018

Receivables	135	210
Contract liabilities	52,793	61,847

Amounts of €3,939 and €9,480 that were recognized in contract liabilities at the beginning of the period have been recognized as revenue during the three and six months ended June 30, 2019.

The remaining performance obligations at June 30, 2019 are approximately €52.8 million and are expected to be recognized as revenue to a large extent over the next two years.

Disaggregation of revenue

Geographic information
	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Revenue:
Germany	—	11	—	31
Europe	325	47	1,077	318
USA	3,683	92	14,284	333
	4,008	150	15,361	682

Major service lines
	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018

Collaboration revenue	3,683	—	14,284	205
Service revenue	325	150	1,077	477
	4,008	150	15,361	682

Timing on revenue recognition
	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018

Point in time	—	—	5,633	355
Over time	4,008	150	9,728	327
	4,008	150	15,361	682

4.     Finance income and finance costs

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
In € thousand
Interest SVB Loan Agreement	(128)	(223)	(283)	(466)
Foreign exchange differences	(728)	1,278	28	1,203
Other finance income/finance costs	202	45	435	74
Finance income/costs - net	(654)	1,100	180	811

5.     Long term financial assets

The Company holds preferred shares in Amphivena recognized at their fair value of €3.8 million. The fair value increased by €24 due to exchange rate differences recognized in other comprehensive income in the six months ended June 30, 2019.

6.     Financial assets

As of June 30, 2019 and December 31, 2018, financial assets consisted of U.S. Dollar denominated certificates of deposit with original maturities of more than three months.

7.     Equity

As of June 30, 2019, the share capital of €624  (December 31, 2018: €624) is divided into 62,440,213  (December 31, 2018: 62,430,106) common shares with a par value of €0.01 per share.

8.     Share-based payments

In 2014, an equity-settled share-based payment program was established by Affimed N.V. (“ESOP 2014”).  Under this program, the Company granted awards to certain members of the Management Board, the Supervisory Board, non-employee consultants and employees.

Share based payments with service condition

The majority of the awards vest in instalments over three years and can be exercised up to 10 years after the grant date. The Group granted 1,081,250 and 1,578,053 awards in the three and six months ended June 30, 2019 to employees, the Management Board and the Supervisory Board.  In the three and six months ended June 30, 2019, 4,164 ESOP 2014 awards were cancelled or forfeited due to termination of employment, and 10,107 options were exercised. As of June 30, 2019, 7.5 million awards  (December 31, 2018: 5.9 million) ESOP 2014 options were outstanding, and 4.0 million awards (December 31, 2018: 2.8 million awards) had vested. The options outstanding as of June 30, 2019 had an exercise price in the range of $1.30 to $13.47.

Share based payments with market condition

On April 20, 2018, Affimed issued 240,000 options, of which each grant consists of three tranches that vest when the volume-weighted average share price (measured based on Affimed closing share prices over the preceding fifteen trading days) reaches a certain hurdle ($6.15,  $8.20 and $10.25). Fair value of the awards at grant date amounts to €133 ($164 thousand) and the contractual life time of the options is two years. As of June 30, 2019, no options were exercisable.

Share based payment expense

In the three and six months ended June 30, 2019, compensation expense of €566 and €1,167 was recognized affecting research and development expenses (€231 and €500)  and general and administrative expenses (€335 and €667). In the three and six months ended June 30, 2018, compensation expense of €567 and €937 was recognized affecting research and development expenses (€237 and €396)  and general and administrative expenses (€330 and €541).

Fair value measurement

The fair value of options was determined using the Black-Scholes valuation model. The significant inputs into the valuation model of share-based payment grants with service conditions are as follows (weighted average):

	June 30, 2019	June 30, 2018

Fair value at grant date	$2.11	$1.12
Share price at grant date	$3.04	$1.83
Exercise price	$3.04	$1.83
Expected volatility	82%	71%
Expected life	5.83	5.67
Expected dividends	—	—
Risk-free interest rate	2.14%	0.11%

Expected volatility is estimated based on the observed daily share price returns of a peer group measured over a historic period equal to the expected life of the awards.

The risk-free interest rates are based on the yield to maturity of U.S. Treasury strips and German sovereign strips respectively (as best available indication for risk-free rates), for a term equal to the expected life, as measured as of the Grant Date.

9.     Provisions

The Group recognized a  provision for the termination of the AFM11 program of €1.4 million as of June 30, 2019. The provision was recorded to reflect costs that the Group expects to be obligated to incur for services connected to the termination procedures. These costs are expected to be incurred within the next 12 months.

10.     Borrowings

Silicon Valley Bank

On November 30, 2016, the Company entered into a loan agreement with Silicon Valley Bank (the “SVB loan”) which provides the Company with a senior secured term loan facility for up to €10.0 million, which agreement was amended in May 2017 to provide that such amount would be available in three tranches. In December 2016, the Company drew an initial tranche of €5.0 million and in May 2017, a second tranche of €2.5 million; the availability of a third tranche of €2.5 million expired in September 2017 with such amount remaining undrawn.

Finance costs comprise the interest rate of one-month EURIBOR plus an applicable margin of 5.5%, with a floor of 5.5%, related one-time legal and arrangement fees of €236 and a final payment fee equal to 10% of the total principal amount to be paid with the last instalment. Pursuant to the loan agreement, the Company also granted the lender 166,297 and 53,395 warrants with an exercise price of $2.00 and $2.30 per share, respectively. Each warrant can be used to purchase common shares of Affimed at the respective exercise price for a period of ten years from the date of grant. The fair value of the warrants of €192 less deferred taxes and transaction costs of €81 and €8, respectively, was recorded as an addition to capital reserves in the equity of Affimed. The fair value of the warrants was determined using the Black-Scholes-Merton valuation model, with an expected volatility of 75‑80% and an expected exercise period of five years to exercise of the warrant. The contractual maturity of the warrants is ten years.

The loan is secured by a pledge of 100% of Company’s ownership interest in Affimed GmbH, all intercompany claims owed to Affimed N.V. by its subsidiaries, and collateral agreements for all bank accounts, inventory, trade receivables and other receivables of Affimed N.V. and Affimed GmbH recognized in the consolidated financial statements.

As of June 30, 2019 and December 31, 2018, the fair value of the liability did not differ significantly from its carrying amount (€3,461 and €4,773). The loan has a maturity date of May 31, 2020, and repayment started in December 2017 with amortized payments of principal and interest in equal monthly instalments. As of June 30, 2019 €3,461  (December 31, 2018: €3,083)  was classified as current liabilities.

UniCredit Leasing CZ

In April 2019 the Group entered into a loan agreement with UniCredit Leasing CZ for €562. After an initial instalment of €127 in the second quarter of 2019, repayment is effected in monthly instalments of €8 until November 2023. As of June 30, 2019 €413 was outstanding, €90 of which was classified as current liabilities.

11.     Related parties

The supervisory directors of Affimed N.V. received compensation for their services on the supervisory board of €100 and €195 (€93 and €185), remuneration of managing directors and other key management personnel amounted to €708 and €1,414 (€577 and €1,073)  in the three and six months ended June 30, 2019 (2018). The Group incurred termination expenses of €264 related to the former CSO, Martin Treder,  who will continue as consultant to the Group.

The Group recognized share-based payment expenses of €19 and €40 (€11 and €23)  for supervisory directors and €320 and €723 (€436 and €681)  for managing directors in the three and six months ended June 30, 2019 (2018).

The following table provides the transaction amounts and outstanding balances for supervisory board remuneration.

	Transaction volume				Outstanding balances
	Three months ended	Six months ended	Three months ended	Six months ended	June 30,	December 31,
	June 30, 2019	June 30, 2019	June 30, 2018	June 30, 2018	2019	2018
Dr. Ulrich Grau	17	32	16	32	20	21
Dr. Thomas Hecht	32	59	29	59	21	21
Dr. Richard Stead	—	—	10	21	—	—
Berndt Modig	12	24	12	22	9	10
Ferdinand Verdonck	14	28	15	29	10	11
Dr. Bernhard Ehmer	14	28	10	21	17	17
Mathieu Simon	13	24	—	1	9	—